FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

For the period ended August 31, 2002

RTICA Corporation

(Translation of registrant's name into English)

999 Barton Street, Stoney Creek, Ontario L8E 5H4 Canada

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Financial statements
(Expressed in canadian dollars)

Period ended August 31, 2002

UNAUDITED

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

August 31, 2002 and May 31, 2002
(Unaudited)

	August 31	May 31

Assets

Current assets:
Cash and short-term investments	$8,631	$4,152
GST and other receivables	39,377	27,941
Prepaid expenses	10,685	10,685

	58,693	42,778

Fixed assets (note 2)	313,212	334,536

Deferred development costs	1	1

Goodwill, net of accumulated amortization	1	1

	$371,907	$377,316

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,125,404	$912,077
Promissory notes	455,280	355,280

	1,580,684	1,267,357

Due to government (note 4)	445,000	445,000

Convertible debenture	283,017	73,264

Shareholders' equity:
Share capital (note 3)	8,986,768	8,986,768
Equity component of convertible debenture	48,983	12,736
Deficit	(10,972,545)	(10,407,809)

	(1,936,794)	(1,408,305)

	$371,907	$377,316

See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
Three month periods ended August 31, 2002 and 2001, and cumulative from inception
(Unaudited)

			Cumulative
			Period from
			June 13, 1991
			(inception) to
	2002	2001	August 31, 2001

Income:
Interest	$29	$6,482	$205,837
Fees and licenses	-	–	622,482

	29	6,482	828,319

Operating expenses:
Development	213,954	444,779	4,125,601
Sales and marketing	62,350	59,028	1,204,900
General and administrative	45,123	31,328	846,810
Professional fees	41,491	76,264	698,065
Management fees	40,500	42,000	1,059,886
Rent and property taxes	37,590	34,862	375,949
Consulting	36,403	106,729	2,153,723
Patents	25,413	-	69,699
Amortization of fixed assets	21,324	32,788	309,247
Interest on convertible debenture	21,150	-	162,984
Travel	12,326	12,543	422,240
Factory overhead	6,470	18,136	115,048
Interest and bank charges	671	553	147,775
Amortization of goodwill	-	6,591	108,937

	564,765	865,601	11,800,864

Loss for the period	(564,736)	(859,119)	(10,972,545)

Deficit accumulated during development
stage, beginning of period	(10,407,809)	(7,305,436)	-

Deficit accumulated during development
stage, end of period	$(10,972,545)	$(8,164,555)	$(10,972,545)

Loss per share	$(0.02)	$(0.03)	$-

Weighted average number of common shares
outstanding (note 3)	25,820,697	24,753,697	-

See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
Three month periods ended August 31, 2002 and 2001, and cumulative from inception
(Unaudited)

			Cumulative
			period from
			June 13, 1991
			(inception) to
	2002	2001	August 31, 2002

Cash provided by (used in):

Operating activities:
Loss for the period	$(564,736)	$(859,119)	$(10,972,545)
Items not involving cash:
Interest on convertible debenture	-	-	115,970
Amortization of fixed assets	21,324	32,788	309,247
Amortization of goodwill	-	6,591	108,937
Interest expense on converted loan	-	-	96,000
Expenses settled by issuance
of common shares	-	-	464,988
Foreign exchange gain	-	1,250	(25,603)
Change in non-cash operating
working capital:
GST and other receivables	(11,436)	43,477	(39,377)
Prepaid expenses	-	-	(10,685)

Accounts payable and accrued liabilities	213,327	44,228	1,044,059

	(341,521)	(730,785)	(8,909,009)
Financing activities:
Due to government	-	40,865	445,000
Issuance of convertible debentures	246,000	-	2,192,000
Issuance of common shares	-	-	2,482,167
Issuance of special warrants	-	-	2,870,659
Exercise of share purchase warrants	-	-	553,541
Proceeds from promissory note	100,000	-	709,280

	346,000	40,865	9,252,647

Investing activities:
Purchase of fixed assets	-	(5,387)	(622,459)
Deferred development costs	-	-	(1)
Cash acquired on reverse takeover	-	-	261,850

	-	(5,387)	(360,610)

Foreign exchange gains held on foreign currency	-	(1,250)	25,603

Change in cash and cash equivalents	4,479	(696,557)	8,631

Cash and cash equivalents, start of period	4,152	1,394,051	-

Cash and cash equivalents, end of period	$8,631	$697,494	$8,631

See accompanying notes to interim financial statements.

RTICA CORPORATION

(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
Three month period ended August 31, 2002
(Unaudited)

1.
Significant accounting policies:

These interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), and include estimates and adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. Canadian GAAP differs in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States. For a full description of accounting polices which have been applied on a consistent basis in these interim financial statements, refer to the Company's annual financial statements.

2.	Fixed Assets:
			August 2002	May 2002
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Machinery and equipment	$530,918	$254,512	$276,406	$295,243
Furniture	11,910	5,771	6,139	6,139
Vehicles	15,848	9,175	6,673	7,214
Computer hardware	63,782	39,788	23,994	25,940

	$622,458	$309,246	$313,212	$334,536

3.

Share capital:

There were no common shares issued during the period. As of August 31, 2002, the Company had 35,119,636 common shares and 2,373,250 stock options outstanding.

Using the treasury stock method, the weighted average number of common shares outstanding used in determining basic earnings per share excludes 9,298,939 of escrowed shares (2001: 9,845,939).

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (Cont’d)

Three month period ended August 31, 2002
(Unaudited)

4.	Due to government:

The company has signed a contract with the National Research Council of Canada, whereby the Company is eligible to receive up to $445,000 as a repayable contribution for various projects carried out by the Company. Repayment of these contributions begins on January 1, 2004 based on 1% of the Company’s gross revenue up to a maximum of $667,500.

5.	Related party transactions:

Type of service	Nature of relationship	August 31, 2002

Sales and marketing	Shareholder, director and officer	$51,158

Management fees	Shareholder, director and officer	40,500
6.

Subsequent events:

Subsequent to August 31, 2002, RTICA Inc. issued $2.2 million in 12% convertible debentures due in 2007. Such debentures are subject to a general security agreement and are convertible at the option of the holder at any time and subject to certain conditions into units consisting of one voting preference share and one warrant to purchase one additional preference share at a price of $0.30 per unit. Each warrant entitles the holder to purchase one additional preference share at $0.40 per share. The debentures are subject to a number of other conditions including, for example, reduction of interest on the occurrence of certain events and take over protection provisions. The preference shares are also accompanied by a right to exchange them on a one-for-one basis with common shares of the Company. The net proceeds on issuance of the debentures amounted to approximately $2 million. Subsequent to August 31, 2002, the Company also completed a private placement of 1,000,000 units at $0.30 per unit, each unit consisting of one common share and one warrant to purchase one-half of a common share at $0.40 per share for a period of 24 months from date of issuance. The net proceeds on the private placement amounted to $280,000.

Subsequent to August 31, 2002 the Company raised $21,000 in convertible debentures bearing interest at 10% per annum, with the same terms as other debentures already issued.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RTICA Corporation

(Registrant)

Date November 12, 2002	By: /s/ Warren Arseneau

*Warren Arseneau,
President

* Print the name and title of the signing officer under his signature.